UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2024 (Report No. 5)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

NLS Pharmaceutics Ltd., or the Company, announces the following updates:

Various Claims Against the Company

Cambrex Corporation

On December 1, 2023, the Company received a letter from Cambrex Corporation, stating that as of December 1, 2023 the Company has an overdue balance for services completed under certain proposals by and between the Company, Cambrex High Point, Inc. and Avista Pharma Solutions, Inc. in the aggregate amount of $492,723,23.

Clinilabs, Inc.

On June 1, 2023, Clinilabs, Inc., or Clinilabs, entered into a start-up agreement with the Company. On December 4, 2023, the Company received five credit notes and two invoices from Clinilabs pursuant to services performed by Clinilabs under the start-up agreement. Clinilabs demanded $793,112.46 from the Company for unpaid service fees.

CoreRX, Inc.

On December 11, 2023, the Company received a notice alleging several causes of action, including a failure to remit payment for services rendered by CoreRX, Inc. or CoreRX. On December 11, 2023, the Company and CoreRX agreed to a structured payment plan in which the Company agreed to pay CoreRX a total amount of $1,007,700.50.

This report is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-262489, and 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: March 20, 2024	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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